Exhibit 4.12

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Bragg Gaming Group Inc. (the “Corporation”)

100 King Street West, Suite 3400

Toronto, Ontario

M5X 1A4

Item 2.	Date of Material Change

June 2, 2021

Item 3.	News Release

A news release with respect to the material change referred to in this report was issued by the Corporation on June 2, 2021 through Globe Newswire and filed on the system for electronic document analysis and retrieval (SEDAR) at www.sedar.com under the Corporation’s profile.

Item 4.	Summary of Material Change

The Corporation, through its wholly-owned Delaware subsidiary, acquired Wild Streak LLC (“Wild Streak”), a Nevada-based content creation studio, pursuant to a membership interest purchase agreement dated June 2, 2021 (“MIPA”). Pursuant to the MIPA, the Corporation purchased 100% of the membership interests of Wild Streak (the "Transaction") for an aggregate purchase price of US$30 million (the “Purchase Price”), consisting of: (i) US$10 million in cash; and (ii) US$20 million in common shares in the capital of the Corporation (“Common Shares”), payable on each of the next three anniversaries of the closing date of the transaction (collectively, the “Closing Date”). The Purchase Price is subject to post-closing adjustments.

Item 5.	Full Description of Material Change

Item 5.1	Full Description of Material Change

On June 2, 2021, the Corporation announced that it had entered into the MIPA, pursuant to which it acquired 100% of the membership interests of Wild Streak.

The Purchase Price of US$30 million consists of:

(a)	US$10 million in cash paid at the Closing Date; and

(b)	US$20 million in Common Shares, payable on each of the next three anniversaries of the Closing Date as follows:

(i)	on the first anniversary of the Closing Date: A number of Common Shares determined by dividing US$10,000,000 by the price of the Common Shares based on the 10-day weighted trading price of the Common Shares over the 10 trading days immediately preceding the Closing Date, being US$13.66 per Common Share (the “Stock Price”);

(ii)	on each of the second and third anniversaries of the Closing Date: A number of Common Shares determined by dividing US$5,000,000 by the Stock Price,

(collectively, the “Deferred Consideration”).

However, in the event of a change of control of the Corporation prior to the third anniversary of the Closing Date, all Deferred Consideration payable on or after the date of such change of control shall vest immediately and become payable to the Seller and Keith Rucker prior to such change of control event.

The Transaction closed in escrow on June 2, 2021, and the escrow condtions have been satisfied.

Based in Las Vegas, Nevada, Wild Streak is a content creation studio with a portfolio of casino slot titles supported across online and land-based applications currently servicing the US market. Wild Streak will provide the Corporation with a library of 39 casino content titles, including several land-based titles, and intellectual property and know-how, including game designs, mathematic works, advanced game mechanics and features that are specifically tailored for US markets.

Effective as of the Closing Date, Doug Fallon, joined the Corporation as Managing Director of Group Content and will play a key role in leading the Corporation through its US content creation strategy.

As a result of the Transaction, and upon the completion of the Corporation's previously announced acquisition of Spin Games LLC, the Corporation’s operations will include a turnkey iGaming, content delivery, and player engagement platform, and in-house content development with localized market expertise. Localized market expertise will allow the Corporation to expand its proprietary content offering and better integrate into the tier one operating segment across the US and European markets.

Forward-Looking Statements

Certain information contained in this material change report may be forward-looking statements or “forward-looking information” within the meaning of applicable securities laws (“forward looking-statements”). Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This material change report includes forward-looking statements pertaining to, among other things, the Corporation’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to, the following risks and uncertainties: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; and the Corporation may not be able to raise additional capital. Among other things, the Corporation has assumed that its businesses will operate as anticipated. The forward-looking statements contained in this material change report are made as of the date hereof and the Corporation has no obligation to publicly update such forward-looking statements to reflect new information, subsequent or otherwise, unless required by applicable securities laws. The reader is warned against placing undue reliance on these forward-looking statements.

Item 5.2	Disclosure for Restructuring Transactions

N/A

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

N/A

Item 7.	Omitted Information

N/A

Item 8.	Executive Officer

For further information, please contact Yaniv Spielberg, CSO, Bragg Gaming Group Inc., Phone: 1-647-800-2282, Email: info@bragg.games.

Item 9.	Date of Report

June 10, 2021